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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _________)*

Venture Lending & Leasing V, Inc.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
NONE
(CUSIP Number)
February 21, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 7 Pages

CUSIP No.	NONE

1	NAMES OF REPORTING PERSONS: The Board of Trustees of The Leland Stanford Junior University

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	5	SOLE VOTING POWER:

NUMBER OF		9.259 (See Item 4).

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,259 (See Item 4).

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,259 (See Item 4).

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.259% (See Item 4).

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

Page 2 of 7 Pages

Item 1.
(a)	Name of Issuer: Venture Lending & Leasing V, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2010 North First Street, Suite 310, San Jose, California 95131
Item 2.
(a)	Name of Person Filing: The Board of Trustees of the Leland Stanford Junior University

(b)	Address of Principal Business Office or, if none, Residence:

2770 Sand Hill Road, Menlo Park, California 94025

(c)	Citizenship: California

(d)	Title of Class of Securities: Common Stock, $0.001 par value per share.

(e)	CUSIP Number: None.
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

As of the filing date of this Schedule 13G, the reporting person beneficially owns a 9.259% membership interest in Venture Lending & Leasing V, LLC (the “Company”), which holds all of the outstanding shares of Common Stock of the Issuer (100,000 shares of Common Stock). The members of the Company have pass through voting rights with respect to any action proposed at a meeting of the shareholders of the Issuer or submitted for consent of

Page 3 of 7 pages

the shareholders of the Issuer. As a result, the reporting person may be deemed to beneficially own 9,259 shares (or 9.259%) of the outstanding shares of Common Stock of the Issuer. The reporting person disclaims beneficial ownership of such shares except to the extent of its ownership of a membership interest in the Company.

(b)	Percent of class:

As a result of its membership interest in the Company, the reporting person may be deemed to beneficially own 9.259% of the outstanding shares of Common Stock of the Issuer.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 9,259 shares of Common Stock (see (a) and (b) above).

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 9,259 shares of Common Stock (see (a) and (b) above).

(iv)	Shared power to dispose or to direct the disposition of: 0.
Item 5.Ownership of Five Percent or Less of a Class
             Not applicable.
Item 6.Ownership of More than Five Percent on Behalf of Another Person
             Not applicable.
Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
            Company
             Not applicable.
Item 8.Identification and Classification of Members of the Group
             Not applicable.
Item 9.Notice of Dissolution of Group
             Not applicable.

Page 4 of 7 Pages

Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of Venture Lending & Leasing V, Inc. and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2007	THE BOARD OF TRUSTEES OF THE LELAND STANFORD JUNIOR UNIVERSITY

By: The Stanford Management Company

	By:	/s/ Saguna Malhotra

Its: Managing Director, Private Equity

Page 5 of 7 Pages

Exhibit Index
24.1	Power of Attorney, dated May 15, 2007.

Page 6 of 7 Pages

Exhibit 24.1
POWER OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints Brian R. Best, Martin D. Eng and Bruce Levin, and each of them, any of whom may act without joinder of the others, its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for it and in its name, place, and stead, in any and all capacities, to sign and file one or more of Schedules 13G and Forms 3, 4, and 5, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of Venture Lending & Leasing V, Inc. (“Fund V”), pursuant to Section 13(a) and 16(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as it might or could do, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.
     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13G or Forms 3, 4, and 5 with respect to the undersigned’s holdings of and transactions in securities issued by Fund V, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

Dated: May 15, 2007	THE BOARD OF TRUSTEES OF THE LELAND STANFORD JUNIOR UNIVERSITY

By: The Stanford Management Company

	By:	/s/ Saguna Malhotra

Its: Managing Director, Private Equity

Page 7 of 7 Pages